Raymond A. Lee
Tel 949.732.6510
Fax 949.732.6501
leer@gtlaw.com

October 23, 2014

CONFIDENTIAL SUBMISSION VIA EDGAR AND OVERNIGHT

Sonia Gupta Barros, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Aina Le’a, Inc. Draft Registration Statement on Form S-1 Submitted August 15, 2014 CIK No. 0001554923

Dear Ms. Barros:

On behalf of Aina Le’a, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Jumpstart Our Business Startups Act and the rules and regulations promulgated thereunder, please find enclosed for confidential submission to the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of the Company’s Amended Draft Registration Statement on Form S-1 (“Amended Draft”).

This letter provides responses to the comments received on September 12, 2014 from the staff of the Division of Corporation Finance of the Commission (the “Staff”), relating to the Company’s Draft Registration Statement submitted on August 15, 2014 (the “Draft Registration Statement”).  The Amended Draft reflects revisions to the Draft Registration Statement in response to the Staff’s comments.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company advises the Staff that there are no written communications, as defined in Rule 405 of the Securities Act, that the Company or anyone authorized by the Company that have been presented or distributed to any potential investors in reliance on Section 5(d) of the Securities Act.  Additionally, the Company advises the Staff that there are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

2.
Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.  Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response:

The Company advises the Staff that it does not presently intend to use any graphics, maps, photographs, or related captions or other artwork in the prospectus.  Should that change, the Company will provide any such materials, including any logos, to the Staff for review prior to inclusion in any preliminary prospectus to be distributed to prospective investors.

3.	Please include Part II of Form S-1 in your amendment.

Response:

In response to the Staff’s comment, the Company has included Part II of Form S-1 in the Amended Draft.

4.	Please tell us how you complied with Item 509 of Regulation S-K or tell us how you determined it was not necessary to reference your auditor as an expert in accounting and auditing.

Response:

The Company advises the Staff that it has revised the Draft Registration Statement to reference the Company’s auditor as an expert in accounting and auditing.  Please refer to page 71 of the Amended Draft.

Table of Contents, page ii

5.
Please refer to the last paragraph of page ii wherein you reference selling shareholders and underwriters as being part of your offering.  Considering that this is a direct primary offering in which no underwriter is being used, the reference to the selling shareholders’ and underwriter’s involvement appears irrelevant.  Please revise throughout for consistency.  For example, we note similar inconsistencies on pages 3, 25 and 59.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to remove all references to selling shareholders and involvement of an underwriter throughout as reflected in the Amended Draft.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

Prospectus Summary, page 1

6.
Please revise your disclosure to expand your description of the agreements that are material to your business, including your material obligations and rights under your marketing agreement with Capital Asia Group and the joint development agreement with the investors.

Response:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to expand the description of the agreements that are material to the Company’s business, including the Company’s material obligations and rights under its marketing agreement with Capital Asia Group and the joint development agreement with the investors.  Please refer to pages 1, 2, and 35 of the Amended Draft.

7.
Please expand your discussion of the ULF program to provide more information on the status and operation of the program, such as the following: (1) the number of ULFs created; (2) the interest rates associated with the ULFs; (3) the aggregate amount due as of the most recent date; and (4) the identity of the trustee.  We also note your disclosure in footnote 6 to your financial statements in which you indicate that Capital Asia Group has the power to direct the trust.  Please include risk factor disclosure that discusses the risks involved should you fail to meet your payment obligations with respect to the ULFs. In addition, please highlight in your risk factor disclosure that the land on which the townhomes are being built is owned 95.85% owned by the trust, of which you have a 42.73% ownership.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to expand the discussion of the ULF program to provide more information on the status and operation of the program, including the more detailed information referenced in the Staff’s comment.  Please refer to pages 1-2 of the Amended Draft.  Additionally, in response to the Staff’s comment, the Company has revised the Draft Registration Statement to include a risk factor discussing the risks involved should the Company fail to meet its obligations with respect to the ULFs and highlighting the ownership percentages of the trust and the Company’s interests therein.  Please refer to page 19 of the Amended Draft.

8.
We that your statement that you have developed the ULF program as a unique financing method to raise the capital necessary for the acquisition and development of Phase 1. Please clarify the purpose of this offering at this time and when and how you intend to use the ULF program to raise capital.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to clarify the purpose of the ULF program and its present intentions with respect to the use of the ULF program for capital raising purposes.  Please refer to pages 1 and 35 of the Amended Draft.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

9.
We note your statement that the capital for your projects is raised from investors in reliance upon exemptions from registration under the Securities Act.  Please provide us your analysis as to why those exempt offerings would not be integrated with this public offering.

Response:

As described in the Prospectus Summary on pages 1-2 of the Amended Draft, the Company has raised capital for its projects through the Company’s arrangement with Capital Asia Group Pte., Ltd. (“CAG”), a land banking company headquartered in Singapore to sell Undivided Land Fraction (“ULFs”) to Asian investors.  Through the ULF program, an investor receives a warranty deed to an undivided fractional interest in a property and then contributes the deed to a land trust in exchange for a beneficial interest in the land trust.  Since the Company’s inception in 2009, it has raised over $44 million of capital for Phase 1 of the Villages project from approximately 1,139 investors who participated in the ULF program.

In response to the Staff’s comment, the Company respectfully advises the Staff that the ULF program did not involve the issuance of securities and therefore possible integration of investments in the ULF program with this public offering is not an issue.  However, the Company undertook a Regulation S offering in March 2013 pursuant to which the Company issued a total of 2,139,544 shares of its common stock in exchange for 34.04% of the beneficial interests in the land trust.  In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the Regulation S offering should not be integrated with this public offering because “[o]ffshore transactions made in compliance with Regulation S will not be integrated with registered domestic offerings…, even if undertaken contemporaneously.”  See SEC Release No. 33-6863 (April 24, 1990).  Furthermore, although the Company filed a registration statement on Form S-1 with the Commission on July 27, 2012, which was subsequently withdrawn, all of the investors who participated in the Regulation S offering were prior participants in the Company’s ULF program.  As such, the investors in the Regulation S offering had substantive pre-existing relationships with the Company through their participation in the ULF program and had direct contact with the Company outside the public offering process.

Risk Factors, page 5

10.	Please include a risk factor that discusses the LUC litigation and its potential impact on your business or advise.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to include a risk factor that discusses the LUC litigation and its potential impact on the Company’s business.  Please refer to page 5 of the Amended Draft.

11.
We note on page F-1 and in Note 3 to your financial statements that the financial statements have been prepared assuming that the company will continue as a going concern.  Please include a risk factor, which discusses the substantial doubt about your ability to continue as a going concern, and place it at the beginning of your risk factors section.  This risk factor should discuss the risks to you from the possibility that your revenues will not be sufficient to meet your operating costs.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to include a risk factor that discusses the substantial doubt about the Company’s ability to continue as a going concern.  Please refer to page 5 of the Amended Draft.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

Our Business is Susceptible to adverse weather conditions and natural disasters, page 14

12.
Risk factor disclosure should be detailed enough so that investors can understand the potential magnitude of the risk cited.  In light of the recent adverse weather conditions affecting Hawaii, such as tropical storm Iselle, please revise to address if your real estate project suffered any damage, as applicable.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the aforementioned risk factor to provide additional details regarding adverse weather conditions affecting Hawaii.  Please refer to page 16 of the Amended Draft.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies …, page 21

13.	Please also consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:

In response to the Staff’s comment, the Company has revised this risk factor to also describe the extent to which any of these exemptions are available to the Company as a Smaller Reporting Company.  Please refer to pages 23-24 of the Amended Draft.

Use of Proceeds, page 25

14.	Since less than the total amount of securities may be sold, please indicate the order of priority for the particular uses cited. Refer to Instruction 1 to Item 504 of Regulation S-K for guidance.

Response:

In response to the Staff’s comment, the Company has revised the Use of Proceeds section to indicate the order of priority for the particular uses cited.  Please refer to page 27 of the Amended Draft.

Capitalization, page 26

15.	Since this is a best efforts no minimum offering, please tell us how the adjustments to show the impact of selling the maximum number of shares is factually supportable.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Capitalization section to remove the pro forma adjustments showing the impact of selling the maximum number of shares.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

Dilution, page 27

16.	You indicate that that existing stockholders paid total consideration of ($12,991,813), which does not appear correct. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the Dilution section.  Please refer to pages 30-31 of the Amended Draft.

Plan of Distributions; Terms of the Offering, page 29

17.
We note your disclosure that you intend to advertise and hold investment meetings in various states.  Please provide more details about your plans to market this offering, including any material expenditures you may incur.

Response:

In response to the Staff’s comment, the Company has revised the Plan of Distribution section to provide more details about its plans to market this offering as well as details about the material expenditures that the Company expects to incur in this respect.  Please refer to page 32 of the Amended Draft.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

18.
In the overview, you indicate that you are building 432 townhouses, which include townhomes and rental villas, however, in other parts of your prospectus, you indicate that you are building 384 townhomes, 48 luxury villas and 70 single family lots. Please revise for consistency throughout.

Response:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to consistently indicate that it intends to build and sell 384 townhomes, 48 luxury villas and 70 single family lots in Phase I of the Villages.  Please refer to page 34 of the Amended Draft.

19.
Please revise throughout to clarify the status of your townhomes, including the number of properties in construction and the number of properties completed.  Additionally, please disclose the average cost of construction for each type of property (e.g., townhome, villa or single family lot) and aggregate the total cost of construction paid as of the most reasonably recent date.

Response:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to clarify the status of its townhomes and to disclose the average cost of construction and the aggregate total cost of construction paid as of a most reasonably recent date.  Please refer to pages 34-35 of the Amended Draft.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

20.	Please disclose how many signed, nonbinding reservations you have received and provide more detail of the terms of such reservations.

Response:

In response to the Staff’s comment, the Company has revised the Draft Registration Statement to disclose the number of signed, nonbinding reservations it has received and to provide more detail regarding the terms of such reservations.  Please refer to page 35 of the Amended Draft.

21.
Please expand your discussion to provide more information about the status of the PSA, including the negotiations of new terms.  Please also clarify if your decision to cease payments under the PSA has any effect on your ownership of the original lots.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to expand the discussion regarding the status of the PSA.  Please refer to page 35 of the Amended Draft.

Critical Accounting Policies, page 32

Real Estate Project in Development, page 32

22.
We note you indicate that you capitalize interest and other carrying costs used in developing properties. Please tell us and expand your accounting policy to describe the types of other carrying costs capitalized such as taxes, salaries and other general and administrative expenses. To the extent salaries capitalized are material, please quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response:

In response to the Staff’s comment, the Company advises the staff that on page 36, Critical Accounting Policies and within the notes of the annual and unaudited interim statements, it has expanded its accounting policy related to the capitalization of project costs to include the various categories of direct project costs and that it has expensed general and administrative costs as incurred.

23.	Please expand your filing to discuss the impact of the pending litigation on your impairment analysis.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to disclose that the pending litigation has no effect on Phase I of the Villages, on which the Company’s impairment analysis is solely based.  Please refer to pages 3 and 52 of the Amended Draft.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

24.
We note your disclosure that the “developed land lots in the balance of the 1,099 acres (assuming we are able to acquire the remaining acreage under a revised PSA) are projected to provide more than $1.1 billion from sales of building lots to contractors.” Please revise your disclosure to provide Item 10(b) of Regulation S-K for this projection or remove it from your prospectus.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to remove the disclosure from the prospectus.  Please refer to page 35 of the Amended Draft.

Liquidity and Capital Resources, page 33

25.
You disclose that you have secured financing commitments of a $15 million revolving line of credit and a $15,245,000 one-year secured term loan.  Additionally, you make reference to a $55 million corporate bond issuance.  To the extent that any relevant terms of these financings are known, although not necessarily finalized, please disclose such material terms including related interest rates, maturity dates and any other material terms.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to provide additional, known details regarding the material terms of the financings.  Please refer to page 38 of the Amended Draft.

Results of Operations, page 34

26.
To the extent required under Item 404 of Regulation S-K, please expand your disclosure of the transactions with shareholders who provided advances to fund your operations and who have personally guaranteed other debt instruments.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to provide additional information regarding shareholder advances and notes used to fund operations.  Please refer to page 37 of the Amended Draft.

27.	You indicate that you have received a recent appraisal of the lots by Lawrence Valuation Services. Please clarify if Lawrence Valuation Services expertised this disclosed amount in your prospectus.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to remove the disclosure regarding the appraisal of the lots by Lawrence Valuation Services.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

Executive Compensation, page 50

28.
We note footnote (2) to your compensation table.  Please include the $24,000 annual residential rental payments as a prerequisite or other personal benefit in the other compensation column.  Refer to Item 402(n).

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the compensation table accordingly.  Please refer to page 55 of the Amended Draft.

Principal Stockholders, page 54

29.	Please disclose the natural person with dispositive and voting power for each of the entities listed.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the principal stockholders table to disclose the natural persons with dispositive and voting power for each of the entities listed.  Please refer to page 60 of the Amended Draft.

Registration Rights, page 60

30.
You disclosure on page 60 that there will be no registration rights outstanding after the offering does not appear consistent with your disclosure on page 56 that you have agreed to file a registration statement for ULF beneficial holders.  Please revise or advise.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to correct the inconsistency.  Please refer to pages 55 and 65 of the Amended Draft.

Financial Statements

General

31.	Please update your financial statements through June 30, 2014. Reference is made to Rule 8-08 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has updated the financial statements through June 30, 2014.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

Report of Independent Registered Public Accounting Firm, page F-1

32.	Please amend your filing to include your auditor’s signature. Reference is made to Rule 302 of Regulation S-T.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has revised the Draft Registration Statement to include its auditor’s signature.  Please refer to the Report of Independent Registered Public Accounting Firm included in the Amended Draft.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-7

33.
We note that certain ULF contracts must be repaid in Singapore dollars.   Please tell us and expand your disclosures to discuss how you have accounted for such contracts under the guidance outlined within Topic 830-20 of the Financial Accounting Standards Codification.  Your response should address where on your statement of operations you have recorded the foreign currency transaction gains or losses related to these ULF contracts to be settled in Singapore dollars.

Response:

The Company respectfully acknowledges the staff’s comment and has revised the disclosures on page F-12 and F-29 to clarify that the foreign currency gain (loss) was not material to the results of operations for the years ended March 31, 2014 and 2013 and for the three months ended June 30, 2013.  As such, the Company did not record the foreign currency gain (loss) for those periods.  The Company supplementally provides the staff the amount of the unrecorded foreign currency gain (loss) for the years ended at March 31, 2014 and 2013 and for the three months ended June 30, 2014 below:

Year Ended March 31, 2014	$41,644
Year Ended March 31, 2013	$(40,741)
Three Months Ended June 30, 2013	$58,546

The Company has recorded a foreign currency loss of $35,720 for the three months ended June 30, 2014 in the condensed unaudited interim financial statements and intends to continue to record the impact of foreign currency fluctuations on its contracts payable to land trust balance prospectively.

Note 6 – Contracts Payable to Trust, page F-12

34.
As discussed on page 33, you indicate that acquired beneficial interests has been netted against contracts payable to Land Trust in accordance with terms of an agreement with the power of interest of the Land Trust.  Please clarify the significant terms of this agreement and confirm that this agreement gives you the legal right of setoff.  To the extent a legal right of setoff exists, please revise to include the disclosure requirements outlined within paragraphs 210-20-50-1 to 6 of the Financial Accounting Standards Codification.

Response:

In response to the Staff’s comment, the Company advises the Staff that it has expanded the language in Note 6, on page F-10 to clarify the terms of the Company’s arrangement with the Land Trust.

Sonia Gupta Barros, Esq.
Division of Corporation Finance
October 23, 2014

General

***

If you should have any questions about this letter or require any further information, please contact me at (949) 732-6510.

Sincerely,

/s/ Raymond A. Lee
Raymond A. Lee, Esq.

cc:           Robert J. Wessels, Aina Le’a, Inc.